Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: NI 43-101 Technical Report for the Young-Davidson Mine, Matachewan, Ontario, and Effective Date: December 31, 2016

I, Chris Bostwick, residing at 111 Seaton St, Toronto ON, Canada do hereby certify that:

1)	I am employed as Vice President Technical Services with Alamos Gold Inc., with an office at 181 Bay Street, Suite 3910,Toronto, Ontario, Canada;

2)	I am a graduate of Queen’s University in 1986. I obtained a BSc Degree in Applied Sciences (Mining Engineering). I have practiced my profession continuously since 1986. I have over 30 years of extensive experience in operations, engineering, maintenance, strategic planning, due diligence, and project evaluation and development in North and South America, Africa, and Russia, gained with Rio Tinto, Barrick Gold and Alamos Gold;

3)	I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM #306761);

4)	I have personally inspected the subject project eight times in 2016, with the last occasion being December 8-9, 2016 ;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, I am not independent of the issuer as defined in Section 1.5 of National Instrument 43-101. I am employed by Alamos Gold Inc., which is a producing issue;

7)	I am the co-author of this report and responsible for sections 1.1-1.3, 1.7-1.12, 2, 3, 4, 5, 6, 13, 15, 16, 17, 18, 19, 20, 21, 22, 24, 25.1, 25.3-25.7, and 26.2 and accept professional responsibility for those sections of this technical report;

8)	As an employee of the issuer I have been involved with the property continuously since October 29th, 2011;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	That, as of the date of the effective date, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Toronto, ON	/s/ Chris Bostwick
January 25, 2017	Chris Bostwick, Alamos Gold Inc.
Vice President – Technical Services